

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Marc Smernoff
Chief Financial Officer
Americold Realty Trust
10 Glenlake Parkway
Suite 600, South Tower
Atlanta, GA 30328

>   **Re: Americold Realty Trust**
>   **Form 10-K for Fiscal Year Ending December 31, 2020**
>   **Filed March 1, 2021**
>   **File No. 001-34723**

Dear Mr. Smernoff:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction